Alexander M. Donaldson
adonaldson@wyrick.com

November 8, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Ruairi Regan

Re:           Nephros, Inc.
Registration Statement on Form S-1
Filed on October 1, 2010
File No. 333-169728

Dear Mr. Regan:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 28, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Facing Page

1.
Given your disclosure on page 38 regarding the role Lambda Investors LLC had in determining the terms of the rights offering, it appears that you already began the rights offering to Lambda.  Tell us how it would be consistent with Section 5 of the Securities Act to complete that private rights offering via a registered offering.

Division of Corporation Finance
November 8, 2010

Lambda’s commitment to participate in the rights offering was obtained prior to the filing of the registration statement in reliance upon the Section 4(2) private placement exemption.  As a significant stockholder of Nephros, with a substantive, preexisting relationship with Nephros and seats on its board of directors, Lambda learned of and participated in determining the terms of the rights offering well in advance of the filing of the registration statement.  Thus the registration statement did not serve as a general solicitation for the securities Lambda has committed to purchase in connection with the rights offering and the offer was made to Lambda and its commitment obtained consistent with Section 5 of the Securities Act and with the interpretive guidance on general solicitation provided in Securities Act Release No. 8828 (Aug. 3, 2007).  We refer you to the Answer to Question 139.25 of the Staff’s Compliance and Disclosure Interpretations, Securities Act Sections (Nov. 6, 2008).  The private offering to Lambda is not being completed via the registered offering; rather, the private offering will be completed concurrently with the registered rights offering.  Clarifying disclosure has been added to Item 15. Recent Sales of Unregistered Securities, on page II-2 of the registration statement, to indicate that Lambda’s commitment to participate in the rights offering was obtained in reliance upon Section 4(2).

2.	Please revise the fee table to include the units that are being offered, or tell us why you believe they are not required to be added.

The fee table has been revised to include the units underlying the rights that are being offered in the rights offering.

Immediate Need for Capital and Recent Loan from Lambda Investors LLC, page 3

3.
We note your disclosure in the fourth paragraph of this section that to effect the rights offering, you must amend your certificate of incorporation to increase the number of authorized shares of common stock.  Please confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval of the increase in authorized shares.

On behalf of Nephros we hereby confirm to you that Nephros will not request acceleration of the effective date of the registration statement until it has obtained stockholder approval of the increase in authorized shares needed to effect the rights offering.

Plan of Distribution, page 56

4.
Given the role Lambda Investors had in determining the terms of the rights offering, and the payment of an additional $50,000 to Lambda “in connection with the rights offering” as set forth in section 7(o) of the promissory note filed as exhibit 10.56, please provide us with a detailed legal analysis as to whether Lambda is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.  Please address in your analysis the reason for the payment to Lambda in connection with the rights offering and describe the activities, if any, Lambda will undertake in connection with the offering.

Division of Corporation Finance
November 8, 2010

The $50,000 to which you refer that Lambda will receive “in connection with the rights offering” is for reimbursement of  legal fees and other out-of-pocket expenses incurred in connection with the rights offering, which is in addition to the $50,000 Lambda receives for reimbursement of legal fees and other out-of-pocket expenses in connection with loan it made to Nephros, for a total of $100,000 that Lambda will receive for reimbursement of its legal fees and other out-of-pocket expenses, of which disclosure is made in several places (e.g., Prospectus Summary, page 9, and Use of Proceeds, page 38) in the prospectus. Thus in section 7(o) of the promissory note filed as exhibit 10.56 to the registration statement, the phrase “in respect of the legal fees and other expenses of the Lender” relates to “in connection with the issuance of this Note” as well as “in connection with the Rights Offering.”  These legal fees and other out-of-pocket expenses are solely in connection Lambda’s role in negotiating the terms of the note and the structure of the rights offering with Nephros, including Lambda’s agreement to cancel its warrants to purchase 161,793,248 shares of Nephros stock in connection with the rights offering, which was a key factor in Nephros’ decision to pursue the rights offering, as disclosed in Questions and Answers Relating to the Rights Offering, on page 11, and in The Rights Offering—Dilution, on page 45, of the prospectus.

5.
We note your disclosure in the first paragraph of this section that certain of your officers and directors may solicit the exercise of rights in the offering.  Please tell us whether Arthur Amron or Paul Mieyal will participate in this solicitation, and if so, tell us why you do not believe they are required to be registered as broker-dealers under the Exchange Act.

Neither Arthur Amron nor Paul Mieyal will participate in any solicitation in connection with the rights offering.  As disclosed under Plan of Distribution, on page 56 of the prospectus, Nephros has retained the services of a subscription agent and an information agent in connection with the rights offering.  While other officers and directors of Nephros and certain employees of Nephros may solicit responses from stockholders in the rights offering, they will not receive any compensation beyond their normal compensation for doing so.

Nephros respectfully submits that the foregoing discussion is appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

*   *   *   *   *

On behalf of Nephros, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Division of Corporation Finance
November 8, 2010

•
the action of the Commission or the staff, acting pursuant to delegated authority,  declaring the filing effective, does not relieve Nephros from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Nephros may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson
s/
cc:           Mr. Gerald J. Kochanski